Exhibit 99.2

Magna International Inc.

Third Quarter Report

2021

MAGNA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ["MD&A"] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2021 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2020 included in our 2020 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the "Forward-Looking Statements" section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at November 4, 2021.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America ["U.S. GAAP"], this report includes the use of Adjusted earnings (loss) before interest and taxes ["Adjusted EBIT"], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings (loss) per share, Return on Invested Capital, Adjusted Return on Invested Capital and Return on Equity [collectively, the "Non-GAAP Measures"]. We believe these non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management for this purpose. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Return on Invested Capital and Return on Equity are useful to both management and investors in their analysis of our results of operations and reflect our ability to generate returns. Similarly, we believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted (loss) earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit or loss and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the "Non-GAAP Financial Measures Reconciliation" section of this MD&A.

HIGHLIGHTS

Industry pressures intensified in the third quarter of 2021, resulting in a challenged operating environment. As a result of semiconductor chip shortages, our customers' production schedules were unpredictable, causing labour and other operational inefficiencies at our facilities. Semiconductor chip shortages and related production disruptions are expected to continue into 2022, and the negative impacts continue to exceed our expectations from earlier this year. Our results were also negatively impacted by inflationary cost increases in production inputs including freight, labour and commodities.

In the third quarter of 2021:

•	Global light vehicle production decreased 12% from the third quarter of 2020, driven by 19%, 20% and 12% lower production in North America, Europe, and China, respectively. The decrease in light vehicle production is largely attributable to the production disruptions caused by the ongoing global semiconductor chip shortages.

•	Total sales decreased 13% to $7.9 billion, compared to $9.1 billion in the third quarter of 2020. The decrease largely reflects lower global light vehicle production and lower assembly volumes, partially offset by the launch of new programs, net business combinations during 2021, and the net strengthening of foreign currencies against the U.S. dollar.

•	Diluted earnings per share were $0.04 and adjusted diluted earnings per share were $0.56. Adjusted diluted earnings per share decreased $1.39 compared to the third quarter of 2020, primarily as a result of the foregoing factors and a $45 million provision on engineering service contracts with the automotive unit of Evergrande as well as the benefit of COVID-19 related government employee support programs during the third quarter of 2020.

•	Cash from operating activities was $400 million, a decrease of $1.2 billion from the third quarter of 2020.

•	We returned $130 million to shareholders in dividends.

•	We disposed of three Body Exteriors & Structures operations based in Germany.

•	We completed the acquisition of a 49% interest in the LG-Magna joint venture for $454 million.

•	We reached a binding agreement to dispose of our seating operations in Brazil.

•	We were awarded a new program for advanced front cameras from a European-based global OEM.

Subsequent to the end of the third quarter of 2021:

•	We announced that the Board of Directors of Veoneer, Inc. ["Veoneer"] determined that the previously announced proposal by Qualcomm Incorporated to acquire Veoneer was a superior proposal considering the terms of the previously announced merger agreement between us and Veoneer. Consequently, Veoneer terminated its merger agreement with us. In connection with the termination of the merger agreement, Veoneer paid us a termination fee of $110 million which will be reflected in our results in the fourth quarter of 2021.

•	We were awarded a new program from Daimler for a family of dual-clutch transmissions, including both traditional and hybrid variants.

•	Subject to the approval by the Toronto Stock Exchange and the New York Stock Exchange, our Board of Directors approved a new Normal Course Issuer Bid ("NCIB") to purchase up to 29.9 million of our Common Shares, representing approximately 10% of our public float of Common Shares. This NCIB is expected to commence on or about November 15, 2021 and will terminate one year later.

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OVERVIEW

OUR BUSINESS(1)

Magna is more than one of the world's largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of 154,000 employees and an organizational structure designed to innovate like a startup. With 60+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 347 manufacturing operations and 90 product development, engineering and sales centres spanning 28 countries. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA).

INDUSTRY TRENDS & RISKS

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer ["OEM"], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains; infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors. Additionally, COVID-19 can impact vehicle production volumes, including through: mandatory stay-at-home orders which restrict production; elevated employee absenteeism; and supply chain disruptions.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors. Additionally, COVID-19 can impact vehicle sales, including through mandatory stay-at-home orders which restrict operations of car dealerships, as well as through a deterioration in consumer confidence.

While the foregoing economic, political and other factors are part of the general context in which the global automotive industry operates, there have been a number of significant industry trends that are shaping the future of the industry and creating opportunities and risks for automotive suppliers. We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to trends related to vehicle electrification and advanced driver assistance systems, as well as "mobility-as-a-service" ["MaaS"]. Our short- and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties. Significant industry trends, our business strategy and the major risks we face, are discussed in our Annual Information Form ["AIF"] and Annual Report on Form 40-F ["Form 40-F"] in respect of the year ended December 31, 2020, together with subsequent filings. Those industry trends and risk factors remain substantially unchanged in respect of the third quarter ended September 30, 2021, except as follows:

•	Semiconductor Chip Shortages: The global shortage of semiconductor chips continues to have a material adverse effect on global automotive production volumes. In response to the semiconductor chip shortage, OEMs continue to take actions such as: unplanned shutdowns of production lines and/or plants; reductions in their vehicle production plans; and changes to their product mix. Such OEM responses can result in a number of consequences for Tier 1 suppliers like us, including: lower sales; significant production inefficiencies due to production lines being stopped/restarted unexpectedly based on OEMs' production priorities; higher inventory levels; premium freight costs to expedite shipments; other unrecoverable costs; and increased challenges in retaining employees. Tier 1 suppliers may face price increases from sub-suppliers that have been negatively impacted by production inefficiencies, premium freight costs and/or other costs and surcharges related to the semiconductor chip shortage. It remains unclear when supply and demand for automotive semiconductor chips will rebalance and it continues to be difficult to predict the full impact of the chip shortage.

1 Manufacturing operations, product development, engineering and sales centres and employee figures include certain operations accounted for under the equity method.

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•	Global Energy Shortages: Parts of the world are experiencing energy shortages which appear to be related to a resurgence in demand due to economic recovery, weather events and challenges related to the transition to renewable energy generation. Prices for energy inputs critical to manufacturing, such as natural gas and electricity, have risen dramatically in parts of Europe and Asia and may continue to increase in these or other markets through the winter. Additionally, during the third quarter, some of our, as well as our sub-suppliers’ and customers’, manufacturing facilities in China experienced unplanned production shutdowns as a result of electricity rationing. Prolonged production disruptions related to electricity rationing and/or significant energy price increases could have an adverse effect on our operations and profitability.

•	Emerging Supply Chain Disruptions: Aluminum producers have recently publicly cautioned that they are experiencing shortages of magnesium and silicon, both of which are used as strengthening agents in aluminum production. Aluminum is a critical metal in automotive production, with increased industry reliance on aluminum in recent years in connection with industry trends toward lightweighting. The inability of aluminum producers to secure the required quantities of magnesium and silicon could result in material price increases and/or disruptions to vehicle production, which could have an adverse effect on our operations and profitability.

•	Inflationary Risks: Global markets are currently experiencing increasing inflation which could curtail levels of economic activity, including in our primary production markets. During the third quarter, we experienced higher commodity, freight and energy costs (including as discussed above), as well as wage pressures related to labour shortages in some markets. Inflationary pressures are expected to continue through the balance of 2021 and into 2022 and would be exacerbated by shortages or disruptions to inputs required for automotive production, such as aluminum. Tier 1 suppliers may also experience price increases or surcharges from sub-suppliers in connection with the inflationary pressures they face. The inability to offset inflationary price increases through continuous improvement actions, price increases to our customers or modifications to our own products or otherwise, could have an adverse effect on our earnings.

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2020	Change	2021	2020	Change
1 Canadian dollar equals U.S. dollars	0.794	0.751	+6%	+0.799	0.739	+8%
1 euro equals U.S. dollars	1.178	1.170	+1%	+1.196	1.124	+6%
1 Chinese renminbi equals U.S. dollars	0.155	0.145	+7%	+0.155	0.143	+8%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2020	Change	2021	2020	Change
North America	3,183	3,945	-19%	10,162	8,963	+13%
Europe	3,434	4,276	-20%	12,514	11,060	+13%
China	5,544	6,281	-12%	17,301	15,366	+13%

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RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

SALES

Sales decreased 13% or $1.21 billion to $7.92 billion for the third quarter of 2021 compared to $9.13 billion for the third quarter of 2020 primarily due to lower global light vehicle production and lower assembly volumes, including the negative impact of production disruptions due to the continued semiconductor chip shortage during the third quarter of 2021. In addition, sales decreased in the third quarter of 2021 due to the end of production of certain programs and net customer price concessions subsequent to the third quarter of 2020.

These factors were partially offset by:

•	the launch of new programs during or subsequent to the third quarter of 2020;

•	net business combinations during 2021 which increased sales by $189 million; and

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. sales by $116 million.

COST OF GOODS SOLD

	For the three months ended September 30,
	2021	2020	Change
Material	$4,744	$5,532	$(788)
Direct labour	626	626	—
Overhead	1,515	1,523	(8)
Cost of goods sold	$6,885	$7,681	$(796)

Cost of goods sold decreased $796 million to $6.89 billion for the third quarter of 2021 compared to $7.68 billion for the third quarter of 2020, primarily due to lower material associated with lower sales, partially offset by higher freight and commodity costs in proportion to sales. Direct labour and overhead did not decrease in direct proportion to sales reductions due to the unpredictability of our customers' production schedules in the third quarter of 2021, resulting in higher labour and other operational inefficiencies as a proportion to sales.

These factors were partially offset by:

•	net business combinations during 2021;

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar cost of goods sold by $96 million; and

•	the benefit of COVID-19 related government employment support programs in the third quarter of 2020.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased $51 million to $385 million for the third quarter of 2021 compared to $334 million for the third quarter of 2020 primarily due to:

•	increased capital deployed at new and existing facilities to support the launch of programs subsequent to the third quarter of 2020;

•	net business combinations during 2021 which increased depreciation and amortization by $12 million; and

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar depreciation and amortization by $7 million.

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SELLING, GENERAL AND ADMINISTRATIVE ["SG&A"]

SG&A expense increased $74 million to $454 million for the third quarter of 2021 compared to $380 million for the third quarter of 2020, primarily as a result of:

•	a $45 million provision on engineering service contracts with the automotive unit of Evergrande, primarily in our Complete Vehicles segment;

•	net business combinations during 2021 which increased SG&A by $15 million; and

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar SG&A expense by $7 million.

These factors were partially offset by:

•	transactional foreign exchange gains in the third quarter of 2021 compared to transactional foreign exchange losses in the third quarter of 2020; and

•	lower employee profit sharing and incentive compensation.

INTEREST EXPENSE, NET

Net interest expense decreased $4 million to $22 million for the third quarter of 2021 compared to $26 million for the third quarter of 2020 primarily as a result of higher cash balances.

EQUITY INCOME

Equity income decreased $10 million to $34 million for the third quarter of 2021 compared to $44 million for the third quarter of 2020, primarily as a result of net business combinations during 2021 and restructuring of certain transmission joint ventures which resulted in these entities no longer being equity-accounted for.

OTHER EXPENSE, NET

	For the three months
	ended September 30,
	2021	2020
Net losses (gains) on investments (1)	$81	$(21)
Loss on sale of business (2)	75	—
Restructuring and impairments (3)	24	—
Impairment of investment (4)	—	337
	$180	$316

(1)	Net losses (gains) on investments

During the third quarter of 2021, we recorded unrealized losses of $54 million [$40 million after tax] related to the revaluation of public company warrants, and $27 million [$24 million after tax] on the revaluation of public and private equity investments.

During the third quarter of 2020 we recorded unrealized gains of $21 million [$20 million after tax] on the revaluation of certain private equity investments.

(2)	Loss on sale of business

On July 3, 2021 we sold three Body Exteriors & Structures operations in Germany. Under the terms of the arrangement, we provided the buyer with $41 million of funding, subject to working capital adjustments, resulting in a loss on disposal of $75 million [$75 million after tax].

(3)	Restructuring and impairments

During the third quarter of 2021 we recorded restructuring and impairment charges of $16 million [$14 million after tax] in our Body Exteriors & Structures segment, and $4 million [$3 million after tax] in our Seating Systems segment.  The charges were primarily related to Ford Motor Company’s recently announced plan to exit India. We also recorded restructuring charges for the third quarter of 2021 of $4 million [$3 million after tax] in our Power & Vision segment.

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(4)	Impairment of investment

During the third quarter of 2020, we recorded a $337 million impairment charge related to our equity-accounted investment in Getrag (Jiangxi) Transmission Co., Ltd. ["GJT"] as a result of lower than expected sales, increased pricing pressure in the China market, and declines in volume projections for the foreseeable future for manual transmissions and DCTs in China.

The non-cash impairment charges were recorded within our Power & Vision segment as follows:

Other Expense	$337
Tax effect on Other Expense	(62)
Net loss	275
Loss attributable to non-controlling interests related to Other Expense	(75)
Net loss attributable to Magna International Inc.	$200

INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes was $27 million for the third quarter of 2021 compared to income of $436 million for the third quarter of 2020. This $409 million decrease is a result of the following changes, each as discussed above:

	For the three months ended September 30,
	2021	2020	Change
Sales	$7,919	$9,129	$(1,210)

Costs and expenses
Cost of goods sold	6,885	7,681	(796)
Depreciation and amortization	385	334	51
Selling, general & administrative	454	380	74
Interest expense, net	22	26	(4)
Equity income	(34)	(44)	10
Other expense, net	180	316	(136)
Income from operations before income taxes	$27	$436	$(409)

INCOME TAXES

	For the three months ended September 30,
	2021		2020
Income Taxes as reported	$10	37.0%	$109	25.0%
Tax effect on Other Expense, net	21	(22.0)	61	(2.4)
	$31	15.0%	$170	22.6%

Excluding the tax effect on Other Expense, net, our effective income tax rate in the third quarter of 2021 decreased to 15.0% compared to 22.6% for the third quarter of 2020 primarily due to an increase in the benefit of research and development credits and a change in the mix of earnings. These factors were partially offset by an increase in losses not benefited in Europe.

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INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Income attributable to non-controlling interests was $6 million for the third quarter of 2021 compared to a loss attributable to non-controlling interests of $78 million for the third quarter of 2020. This $84 million change was substantially due to an impairment charge attributable to non-controlling interests recorded in the third quarter of 2020 as described in the "Other expense, net" section above.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. decreased $394 million to $11 million for the third quarter of 2021 compared to $405 million for the third quarter of 2020 as a result of a decrease in income from operations before income taxes of $409 million and an increase of $84 million in income attributable to non-controlling interests, partially offset by a decrease in income taxes of $99 million.

EARNINGS PER SHARE

	For the three months ended September 30,
	2021	2020	Change
Earnings per Common Share
Basic	$0.04	$1.36	-97%
Diluted	$0.04	$1.35	-97%
Weighted average number of Common Shares outstanding (millions)
Basic	300.7	298.7	+1%
Diluted	302.6	299.4	+1%
Adjusted diluted earnings per share	$0.56	$1.95	-71%

Diluted earnings per share was $0.04 for the third quarter of 2021 compared to $1.35 for the third quarter of 2020. The $1.31 decrease was substantially a result of lower net income attributable to Magna International Inc., as discussed above, and an increase in the weighted average number of diluted shares outstanding during the third quarter of 2021. The increase in the weighted average number of diluted shares outstanding was primarily due to the exercise of stock options during or subsequent to the third quarter of 2020 and an increase in diluted shares related to stock options outstanding as a result of the increase in our share price. This increase was partially offset by the purchase and cancellation of Common Shares, during or subsequent to the third quarter of 2020, pursuant to our normal course issuer bids.

Other expense, net, after tax, negatively impacted diluted earnings per share by $0.52 in the third quarter of 2021, and $0.60 in the third quarter of 2020, respectively, as discussed in the "Other expense, net", "Income Taxes" and "Income (loss) attributable to non-controlling interests" sections above.

Adjusted diluted earnings per share, as reconciled in the "Non-GAAP Financial Measures Reconciliation" section, was $0.56 for the third quarter of 2021 compared to $1.95 for the third quarter of 2020, a decrease of $1.39.

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NON-GAAP PERFORMANCE MEASURES – FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes had on Magna's Adjusted EBIT as a percentage of sales for the third quarter of 2021 compared to the third quarter of 2020:

	Sales	Adjusted EBIT	Adjusted EBIT as a percentage of sales
Third quarter of 2020	$9,129	$778	8.5%
Increase (decrease) related to:
Body Exteriors & Structures	(673)	(292)	-3.0%
Power & Vision	(221)	(160)	-1.8%
Seating Systems	(157)	(44)	-0.4%
Complete Vehicles	(147)	(40)	-0.3%
Corporate and Other	(12)	(13)	-0.1%
Third quarter of 2021	$7,919	$229	-2.9%

Adjusted EBIT as a percentage of sales decreased to 2.9% for the third quarter of 2021 compared to 8.5% for the third quarter of 2020 primarily due to the negative impact of production disruptions due to the continued semiconductor chip shortage during the third quarter of 2021, including higher labour and other operational inefficiencies as a result of the unpredictability of our customers' production schedules. In addition, Adjusted EBIT as a percentage of sales decreased due to:

•	higher production costs in proportion to sales, including freight and commodity costs;

•	the benefit of COVID-19 related government employee support programs during the third quarter of 2020;

•	a provision on engineering service contracts with the automotive unit of Evergrande, primarily in our Complete Vehicles segment; and

•	higher electrification spending.

These factors were partially offset by:

•	lower net warranty costs;

•	lower employee profit sharing and incentive compensation;

•	transactional foreign exchange gains in the third quarter of 2021 compared to losses in the third quarter of 2020;

•	lower net application engineering costs related to three upcoming ADAS program launches;

•	higher tooling contribution; and

•	cost savings and operating efficiencies, including as a result of implemented restructuring actions.

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ADJUSTED RETURN ON INVESTED CAPITAL AND RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital decreased to 4.8% for the third quarter of 2021 compared to 15.0% for the third quarter of 2020 as a result of a decrease in Adjusted After-tax operating profits partially offset by higher Average Invested Capital. Other expense, net, after tax negatively impacted Return on Invested Capital by 3.9% in the third quarter of 2021 and by 6.4% in the third quarter of 2020.

Average Invested Capital increased $241 million to $16.31 billion for the third quarter of 2021 compared to $16.07 billion for the third quarter of 2020, primarily due to:

•	the net strengthening of foreign currencies against the U.S. dollar;

•	net business combinations during 2021;

•	recognition of the initial value and subsequent revaluation of the vested portion of the Fisker warrants in 2021; and

•	investments in and favourable revaluations of certain public and private equity investments.

These factors were partially offset by:

•	a decrease in average non-cash working capital;

•	the impairment of assets recorded during the third quarter of 2020;

•	average depreciation expense on fixed assets in excess of our average investment in fixed assets; and

•	divestitures of assets subsequent to the third quarter of 2020.

RETURN ON EQUITY

Return on Equity was 0.4% for the third quarter of 2021 compared to 15.9% for the third quarter of 2020. This decrease was due to lower net income attributable to Magna partially offset by higher average shareholders' equity. Other expense, net, after tax negatively impacted Return on Equity by 5.1% in the third quarter of 2021 and by 7.1% in the third quarter of 2020.

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SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. We also have electronic and software capabilities across many of these areas.

Our reporting segments are: Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles.

	For the three months ended September 30,
	Sales			Adjusted EBIT
	2021	2020	Change	2021	2020	Change
Body Exteriors & Structures	$3,185	$3,858	$(673)	$98	$390	$(292)
Power & Vision	2,501	2,722	(221)	67	227	(160)
Seating Systems	1,123	1,280	(157)	22	66	(44)
Complete Vehicles	1,255	1,402	(147)	30	70	(40)
Corporate and Other	(145)	(133)	(12)	12	25	(13)
Total reportable segments	$7,919	$9,129	$(1,210)	$229	$778	$(549)

BODY EXTERIORS & STRUCTURES

	For the three months ended September 30,
	2021	2020	Change
Sales	$3,185	$3,858	$(673)	-17%
Adjusted EBIT	$98	$390	$(292)	-75%
Adjusted EBIT as a percentage of sales	3.1%	10.1%		-7.0%

Sales – Body Exteriors & Structures

Sales decreased 17% or $673 million to $3.19 billion for the third quarter of 2021 compared to $3.86 billion for the third quarter of 2020 primarily due to lower global light vehicle production, including the negative impact of production disruptions due to the continued semiconductor chip shortage during the third quarter of 2021. In addition, sales decreased in the third quarter of 2021 due to:

•	the sale of three operations in Germany on July 3, 2021 which decreased sales by $99 million;

•	the end of production of certain programs; and

•	net customer price concessions subsequent to the third quarter of 2020.

These factors were partially offset by:

•	the launch of programs during or subsequent to the third quarter of 2020, including the:

•	Ford Bronco Sport;

•	Jeep Grand Cherokee L;

•	GM full-size SUV’s; and

•	Ford Mustang Mach E; and

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $52 million.

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Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT decreased $292 million to $98 million for the third quarter of 2021 compared $390 million for the third quarter of 2020 and Adjusted EBIT as a percentage of sales decreased 7.0% to 3.1%. Adjusted EBIT was lower primarily as a result of reduced earnings on lower sales. In addition, Adjusted EBIT and Adjusted EBIT as a percentage of sales were lower primarily due to:

•	the negative impact of production disruptions due to the continued semiconductor chip shortage during the third quarter of 2021, including higher labour and other operational inefficiencies as a result of the unpredictability of our customers' production schedules;

•	higher production costs in proportion to sales, including freight costs;

•	the benefit of COVID-19 related government employee support programs during the third quarter of 2020;

•	higher pre-operating costs incurred at new facilities; and

•	net customer price concessions subsequent to the third quarter of 2020.

These factors were partially offset by:

•	lower employee profit sharing and incentive compensation;

•	transactional foreign exchange gains in the third quarter of 2021 compared to losses in the third quarter of 2020; and

•	the sale of three operations in Germany on July 3, 2021, which incurred losses in the third quarter of 2020.

POWER & VISION

	For the three months ended September 30,
	2021	2020	Change
Sales	$2,501	$2,722	$(221)	-8%
Adjusted EBIT	$67	$227	$(160)	-70%
Adjusted EBIT as a percentage of sales	2.7%	8.3%		-5.6%

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Sales – Power & Vision

Sales decreased 8% or $221 million to $2.50 billion for the third quarter of 2021 compared to $2.72 billion for the third quarter of 2020 primarily due to lower global light vehicle production, including the negative impact of production disruptions due to the continued semiconductor chip shortage during the third quarter of 2021. In addition, sales decreased in the third quarter of 2021 due to net customer price concessions subsequent to the third quarter of 2020.

These factors were partially offset by:

•	business combinations during 2021 which increased sales by $189 million;

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $44 million; and

•	the launch of programs during or subsequent to the third quarter of 2020, including the:

•	Jeep Grand Cherokee L;

•	GM full-size SUV’s;

•	Tesla Model Y; and

•	Dongfeng T5 EVO.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT decreased $160 million to $67 million for the third quarter of 2021 compared $227 million for the third quarter of 2020 and Adjusted EBIT as a percentage of sales decreased 5.6% to 2.7%. Adjusted EBIT was lower primarily as a result of reduced earnings on lower sales. In addition, Adjusted EBIT and Adjusted EBIT as a percentage of sales were lower primarily due to:

•	the negative impact of production disruptions due to the continued semiconductor chip shortage during the third quarter of 2021, including higher labour and other operational inefficiencies as a result of the unpredictability of our customers' production schedules;

•	higher production costs in proportion to sales, including freight and commodity costs;

•	higher electrification spending;

•	the benefit of COVID-19 related government employee support programs during the third quarter of 2020; and

•	net customer price concessions subsequent to the third quarter of 2020.

These factors were partially offset by:

•	lower net warranty costs of $34 million; and

•	lower net application engineering costs related to three upcoming ADAS program launches.

12	Magna International Inc. Third Quarter Report 2021

SEATING SYSTEMS

	For the three months ended September 30,
	2021	2020	Change
Sales	$1,123	$1,280	$(157)	-12%
Adjusted EBIT	$22	$66	$(44)	-67%
Adjusted EBIT as a percentage of sales	2.0%	5.2%		-3.2%

Sales – Seating Systems

Sales decreased 12% or $157 million to $1.12 billion for the third quarter of 2021 compared to $1.28 billion for the third quarter of 2020 primarily due to lower global light vehicle production, including the negative impact of production disruptions due to the continued semiconductor chip shortage during the third quarter of 2021. In addition, sales decreased in the third quarter of 2021 due to net customer price concessions subsequent to the third quarter of 2020.

These factors were partially offset by:

•	the launch of programs during or subsequent to the third quarter of 2020, including the:

•	Jeep Grand Cherokee L;

•	Skoda Enyaq and Enyaq Coupe; and

•	BYD Qin Plus;

•	the acquisition of Hongli during 2021 which increased sales by $102 million; and

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $8 million.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT decreased $44 million to $22 million for the third quarter of 2021 compared $66 million for the third quarter of 2020 and Adjusted EBIT as a percentage of sales decreased 3.2% to 2.0%. Adjusted EBIT was lower primarily as a result of reduced earnings on lower sales. In addition, Adjusted EBIT and Adjusted EBIT as a percentage of sales were lower primarily due to:

•	the negative impact of production disruptions due to the continued semiconductor chip shortage during the third quarter of 2021, including higher labour and other operational inefficiencies as a result of the unpredictability of our customers' production schedules;

•	higher production costs in proportion to sales, including freight costs;

•	the benefit of COVID-19 related government employee support programs during the third quarter of 2020; and

•	net customer price concessions subsequent to the third quarter of 2020.

These factors were partially offset by:

•	cost savings and operating efficiencies, including as a result of implemented restructuring actions; and

•	productivity and efficiency improvements at certain underperforming facilities.

Magna International Inc. Third Quarter Report 2021	13

COMPLETE VEHICLES

	For the three months ended September 30,
	2021	2020	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	23.3	27.3	(4.0)	-15%
Sales	$1,255	$1,402	$(147)	-10%
Adjusted EBIT	$30	$70	$(40)	-57%
Adjusted EBIT as a percentage of sales	2.4%	5.0%		-2.6%

(i)	Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales decreased 10% or $147 million to $1.25 billion for the third quarter of 2021 compared to $1.40 billion for the third quarter of 2020 primarily as a result of a 15% decline in assembly volumes, including the negative impact of production disruptions due to the continued semiconductor chip shortage during the third quarter of 2021. This decrease was partially offset by a $13 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT decreased $40 million to $30 million for the third quarter of 2021 compared to $70 million for the third quarter of 2020 and Adjusted EBIT as a percentage of sales decreased 2.6% to 2.4% primarily as a result of:

•	a $45 million provision on engineering service contracts with the automotive unit of Evergrande;

•	lower earnings due to lower assembly volumes, net of contractual fixed cost recoveries on certain programs; and

•	net customer price concessions subsequent to the third quarter of 2020.

These factors were partially offset by higher margins on engineering programs.

14	Magna International Inc. Third Quarter Report 2021

CORPORATE AND OTHER

Adjusted EBIT was $12 million for the third quarter of 2021 compared to $25 million for the third quarter of 2020. The $13 million decrease was primarily the result of:

•	a decrease in fees received from our divisions; and

•	transactional foreign exchange losses in the third quarter of 2021 compared to transactional foreign exchange gains in the third quarter of 2020.

These factors were partially offset by amortization related to the initial value of the vested portion of the Fisker warrants.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

	For the three months
	ended September 30,
	2021	2020	Change
Net income	$17	$327
Items not involving current cash flows	515	749
	532	1,076	$(544)
Changes in operating assets and liabilities	(132)	536	(668)
Cash provided from operating activities	$400	$1,612	$(1,212)

Cash provided from operating activities

Comparing the third quarters of 2021 to 2020, cash provided from operating activities decreased $1.21 billion primarily as a result of a decrease in production volumes compared to the third quarter of 2021 discussed above. Specifically, we used $1.4 billion of additional cash for materials and overhead and $190 million for labour, partially offset by collecting an additional $362 million from our customers.

Changes in operating assets and liabilities

During the third quarter of 2021, we used $132 million for operating assets and liabilities primarily as result of increased production inventory related to ongoing supply chain and customers disruptions as well as reduced trade payables, resulting from lower production sales as a result of the semi-conductor shortage.

Magna International Inc. Third Quarter Report 2021	15

INVESTING ACTIVITIES

	For the three months
	ended September 30,
	2021	2020	Change
Fixed asset additions	$(334)	$(213)
Increase in investments, other assets and intangible assets	(101)	(68)
Increase in public and private equity investments	(3)	(12)
Fixed assets, investments, other assets and intangible assets additions	(438)	(293)
Proceeds from dispositions	10	14
Increase in equity method investments	(454)	—
Funding provided on sale of business	(41)	—
Cash used for investing activities	$(923)	$(279)	$(644)

Cash used for investing activities in the third quarter of 2021 was $644 million higher compared to the third quarter of 2020, primarily due to $454 million of cash used to fund the acquisition of a 49% non-controlling interest in LG Magna e-Powertrain Co., Ltd. ["LME"], alongside $145 million increase in fixed assets, investments, other assets and intangible assets.

FINANCING ACTIVITIES

	For the three months
	ended September 30,
	2021	2020	Change
Issues of debt	$11	$31
Decrease in short-term borrowings	—	(194)
Repayments of debt	(24)	(83)
Issue of Common Shares on exercise of stock options	3	15
Repurchase of Common Shares	(5)	(2)
Dividend paid to non-controlling interests	(2)	—
Dividends paid	(130)	(115)
Cash used for financing activities	$(147)	$(348)	$201

Cash dividends paid per Common Share were $0.43 for the third quarter of 2021 compared to $0.40 for the third quarter of 2020.

16	Magna International Inc. Third Quarter Report 2021

FINANCING RESOURCES

	As at	As at
	September 30,	December 31,
	2021	2020	Change
Liabilities
Long-term debt due within one year	$101	$129
Current portion of operating lease liabilities	269	241
Long-term debt	3,908	3,973
Operating lease liabilities	1,438	1,656
	5,716	5,999	$(283)
Non-controlling interests	387	350	37
Shareholders' equity	11,782	11,370	412
Total capitalization	$17,885	$17,719	$166

Total capitalization increased $166 million to $17.89 billion as at September 30, 2021 compared to $17.72 billion at December 31, 2020, primarily as a result of a $412 million increase in shareholder's equity and a $37 million increase in non-controlling interest partially offset by a $283 million decrease in financial liabilities.

The increase in shareholder's equity in the first nine months of 2021 was primarily the result of:

•	$1.05 billion of net income attributable to Magna; and
•	$136 million of stock options exercised.

These factors were partially offset by:

•	$387 million of dividends paid;
•	$265 million related to the repurchase for cancellation of 3.1 million Common Shares; and
•	$133 million net unrealized loss on translation of our net investment in foreign operations whose functional currency is not in U.S. dollars.

CASH RESOURCES

In the third quarter of 2021, our cash resources decreased by $678 million to $2.7 billion, primarily as a result of cash used for investing and financing activities, partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at September 30, 2021, we had term and operating lines of credit totaling $3.8 billion, of which $3.5 billion was unused and available.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at November 4, 2021 were exercised:

Common Shares	300,752,976
Stock options (i)	5,654,284
306,407,260

(i)	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS

There have been no material changes with respect to the contractual obligations requiring annual payments during the third quarter of 2021 that are outside the ordinary course of our business. Refer to our MD&A included in our 2020 Annual Report.

Magna International Inc. Third Quarter Report 2021	17

RESULTS OF OPERATIONS – FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

	For the nine months ended September 30,
	Sales			Adjusted EBIT
	2021	2020	Change	2021	2020	Change
Body Exteriors & Structures	$10,857	$9,157	$1,700	$652	$274	$378
Power & Vision	8,538	6,543	1,995	567	136	431
Seating Systems	3,592	3,065	527	103	22	81
Complete Vehicles	4,595	3,656	939	189	164	25
Corporate and Other	(450)	(342)	(108)	45	(15)	60
Total reportable segments	$27,132	$22,079	$5,053	$1,556	$581	$975

BODY EXTERIORS & STRUCTURES

	For the nine months
	ended September 30,
	2021	2020	Change
Sales	$10,857	$9,157	$1,700	+19%
Adjusted EBIT	$652	$274	$378	+138%
Adjusted EBIT as a percentage of sales	6.0%	3.0%		+3.0%

Sales – Body Exteriors & Structures

Sales increased 19% or $1.70 billion to $10.86 billion for the nine months ended September 30, 2021 compared to $9.16 billion for the nine months ended September 30, 2020, primarily due to higher global light vehicle production, including the negative impact of the COVID-19 pandemic during the first nine months of 2020 partially offset by the negative impact of production disruptions due to the semiconductor chip shortage during the first nine months of 2021. In addition, sales increased due to:

•	the launch of programs during or subsequent to the first nine months of 2020, including the:

•	Ford Bronco Sport;
•	GM full-size SUV’s;
•	Jeep Grand Cherokee L; and
•	Ford Mustang Mach E; and

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $356 million.

These factors were partially offset by:

•	the end of production of certain programs;
•	the sale of three operations in Germany on July 3, 2021, which decreased sales by $99 million; and
•	net customer price concessions subsequent to the first nine months of 2020.

18	Magna International Inc. Third Quarter Report 2021

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT increased $378 million to $652 million for the nine months ended September 30, 2021 compared to $274 million for the nine months ended September 30, 2020 and Adjusted EBIT as a percentage of sales increased 3.0% to 6.0%. Adjusted EBIT was higher primarily as a result of earnings on higher sales. In addition, Adjusted EBIT and Adjusted EBIT as a percentage of sales were higher primarily due to:

•	cost savings and operating efficiencies, including as a result of implemented restructuring actions;
•	higher tooling contribution;
•	higher scrap steel and aluminum recoveries partially offset by higher commodity costs; and
•	the net strengthening of foreign currencies against the U.S. dollar had a favourable $21 million impact on reported U.S. dollar Adjusted EBIT.

These factors were partially offset by:

•	the negative impact of production disruptions due to semiconductor chip shortages during the first nine months of 2021, including higher labour and other operational inefficiencies as a result of the unpredictability of our customers' production schedules;
•	higher production costs in proportion to sales, including freight costs;
•	higher launch costs;
•	higher employee profit sharing and incentive compensation due to improved financial performance;
•	higher pre-operating costs incurred at new facilities; and
•	net customer price concessions subsequent to the first nine months of 2020.

POWER & VISION

	For the nine months
	ended September 30,
	2021	2020	Change
Sales	$8,538	$6,543	$1,995	+30%
Adjusted EBIT	$567	$136	$431	+317%
Adjusted EBIT as a percentage of sales	6.6%	2.1%		+4.5%

Magna International Inc. Third Quarter Report 2021	19

Sales – Power & Vision

Sales increased 30% or $2.00 billion to $8.54 billion for the nine months ended September 30, 2021 compared to $6.54 billion for the nine months ended September 30, 2020, primarily due to higher global light vehicle production, including the negative impact of the COVID-19 pandemic during the first nine months of 2020 partially offset by the negative impact of production disruptions due to the semiconductor chip shortage during the first nine months of 2021. In addition, sales increased due to:

•	business combinations during 2021 which increased sales by $526 million;
•	the launch of programs during or subsequent to the first nine months of 2020, including the:

•	GM full-size SUV’s;
•	Jeep Grand Cherokee L;
•	Dongfeng T5 EVO; and
•	Mercedes-Benz GLA; and

•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $374 million.

These factors were partially offset by net customer price concessions subsequent to the first nine months of 2020.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT increased $431 million to $567 million for the nine months ended September 30, 2021 compared to $136 million for the nine months ended September 30, 2020 and Adjusted EBIT as a percentage of sales increased 4.5% to 6.6%. Adjusted EBIT was higher primarily as a result of earnings on higher sales. In addition, Adjusted EBIT and Adjusted EBIT as a percentage of sales were higher primarily due to:

•	lower net application engineering costs related to three upcoming ADAS program launches;
•	lower net warranty costs of $48 million;
•	cost savings and operating efficiencies, including as a result of implemented restructuring actions;
•	the net strengthening of foreign currencies against the U.S. dollar had a favourable $29 million impact on reported U.S. dollar Adjusted EBIT;
•	business combinations during 2021 which positively impacted earnings; and
•	higher equity income of $10 million.

These factors were partially offset by:

•	the negative impact of production disruptions due to semiconductor chip shortages during the first nine months of 2021, including higher labour and other operational inefficiencies as a result of the unpredictability of our customers' production schedules;
•	higher production costs in proportion to sales, including freight and commodity costs;
•	higher electrification spending;
•	higher employee profit sharing and incentive compensation due to improved financial performance; and
•	net customer price concessions subsequent to the third quarter of 2020.

20	Magna International Inc. Third Quarter Report 2021

SEATING SYSTEMS

	For the nine months
	ended September 30,
	2021	2020	Change
Sales	$3,592	$3,065	$527	+17%
Adjusted EBIT	$103	$22	$81	+368%
Adjusted EBIT as a percentage of sales	2.9%	0.7%		+2.2%

Sales – Seating Systems

Sales increased 17% or $527 million to $3.59 billion for the nine months ended September 30, 2021 compared to $3.07 billion for the nine months ended September 30, 2020, primarily due to higher global light vehicle production, including the negative impact of the COVID-19 pandemic during the first nine months of 2020 partially offset by the negative impact of production disruptions due to the semiconductor chip shortage during the first nine months of 2021, which disproportionately impacted programs supplied by our Seating operations. In addition, sales increased due to:

•	the launch of programs during or subsequent to the first nine months of 2020, including the:

•	Jeep Grand Cherokee L;
•	Skoda Enyaq and Enyaq Coupe;
•	Chevrolet Bolt EUV; and
•	BYD Qin Plus;

•	the acquisition of Hongli during 2021 which increased sales by $270 million; and
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $80 million.

These factors were partially offset by the end of production of certain programs and net customer price concessions subsequent to the first nine months of 2020.

Magna International Inc. Third Quarter Report 2021	21

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

The negative impact of production disruptions due to the semiconductor chip shortage during the first nine months of 2021 was more pronounced in Seating Systems compared to our other reporting segments due to the mix of programs impacted. Adjusted EBIT increased $81 million to $103 million for the nine months ended September 30, 2021 compared to $22 million for the nine months ended September 30, 2020 and Adjusted EBIT as a percentage of sales increased 2.2% to 2.9%. Adjusted EBIT was higher primarily as a result of earnings on higher sales. In addition, Adjusted EBIT and Adjusted EBIT as a percentage of sales were higher primarily due to:

•	favourable commercial settlements during the first nine months of 2021;
•	productivity and efficiency improvements at certain underperforming facilities;
•	cost savings and operating efficiencies, including as a result of implemented restructuring actions;
•	the acquisition of Hongli during 2021; and
•	higher equity income of $4 million.

These factors were partially offset by:

•	the negative impact of production disruptions due to semiconductor chip shortages during the first nine months of 2021, including higher labour and other operational inefficiencies as a result of the unpredictability of our customers' production schedules;
•	higher production costs in proportion to sales, including freight costs;
•	higher employee profit sharing and incentive compensation due to improved financial performance;
•	higher launch costs; and
•	net customer price concessions subsequent to the first nine months of 2020.

22	Magna International Inc. Third Quarter Report 2021

COMPLETE VEHICLES

	For the nine months
	ended September 30,
	2021	2020	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	92.9	75.0	17.9	+24%
Sales	$4,595	$3,656	$939	+26%
Adjusted EBIT	$189	$164	$25	+15%
Adjusted EBIT as a percentage of sales	4.1%	4.5%		-0.4%

(i)	Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales increased 26% or $939 million to $4.60 billion for the nine months ended September 30, 2021 compared to $3.66 billion for the nine months ended September 30, 2020 primarily as a result of a 24% increase in assembly volumes, including the negative impact of the COVID-19 pandemic in the first nine months of 2020 partially offset by the negative impact of production disruptions due to the semiconductor chip shortage during the first nine months of 2021. In addition, sales were positively impacted by a $294 million increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT increased $25 million to $189 million for the nine months ended September 30, 2021 compared to $164 million for the nine months ended September 30, 2020 while Adjusted EBIT as a percentage of sales decreased 0.4% to 4.1%. Adjusted EBIT increased primarily due to higher earnings due to higher assembly volumes, net of contractual fixed cost recoveries on certain programs. Excluding this factor, Adjusted EBIT and Adjusted EBIT as a percentage of sales were lower primarily due to:

•	a $45 million provision on engineering service contracts with the automotive unit of Evergrande;
•	a favourable engineering program resolution in the first quarter of 2020; and
•	higher employee profit sharing and incentive compensation due to improved financial performance.

These factors were partially offset by higher margins on engineering programs and the strengthening of the euro against the U.S. dollar had a favourable $15 million impact on reported U.S. dollar Adjusted EBIT.

Magna International Inc. Third Quarter Report 2021	23

CORPORATE AND OTHER

Adjusted EBIT was income of $45 million for the nine months ended September 30, 2021 compared to a loss of $15 million for the nine months ended September 30, 2020. The $60 million improvement was primarily the result of:

•	amortization related to the initial value of the vested portion of the Fisker warrants;
•	an increase in fees received from our divisions;
•	lower transactional foreign exchange losses in the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020; and
•	a loss on sale of assets during the first nine months of 2020.

These factors were partially offset by higher incentive compensation and employee profit sharing due to improved financial performance.

NON-GAAP PERFORMANCE MEASURES - FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes have on Magna's Adjusted EBIT as a percentage of sales for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales
Nine months ended September 30, 2020	$22,079	$581	2.6%
Increase related to:
Body Exteriors & Structures	1,700	378	+1.2%
Power & Vision	1,995	431	+1.4%
Seating Systems	527	81	+0.3%
Complete Vehicles	939	25	—
Corporate and Other	(108)	60	+0.2%
Nine months ended September 30, 2021	$27,132	$1,556	5.7%

Adjusted EBIT as a percentage of sales increased to 5.7% for the nine months ended September 30, 2021 compared to 2.6% for the nine months ended September 30, 2020 primarily due to:

•	the negative impact of the COVID-19 pandemic in the nine months ended September 30, 2020;
•	cost savings and operating efficiencies, including as a result of implemented restructuring actions;
•	lower net application engineering costs related to three upcoming ADAS program launches;
•	higher tooling contribution;
•	lower net warranty costs; and
•	business combinations during 2021 which positively impacted earnings.

These factors were partially offset by:

•	the negative impact of production disruptions due to semiconductor chip shortages during the first nine months of 2021, including higher labour and other operational inefficiencies as a result of the unpredictability of our customers' production schedules;
•	higher production costs in proportion to sales, including freight and commodity costs;
•	the benefit of COVID-19 related government employee support programs during the first nine months of 2021;
•	higher employee profit sharing and incentive compensation due to improved financial performance;
•	higher launch costs;
•	a provision on engineering service contracts with the automotive unit of Evergrande, primarily in our Complete Vehicles segment;
•	a favourable engineering program resolution in the first quarter of 2020 in our Complete Vehicle segment;
•	higher electrification spending; and
•	net customer price concessions subsequent to the first nine months of 2020.

24	Magna International Inc. Third Quarter Report 2021

RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital increased to 10.3% for the nine months ended September 30, 2021 compared to 3.1% for the nine months ended September 30, 2020 as a result of an increase in Adjusted After-tax operating profits partially offset by higher Average Invested Capital. Other expense, net, after tax negatively impacted Return on Invested Capital by 1.0% in the first nine months of 2021 and by 3.3% in the first nine months of 2020.

Average Invested Capital increased $88 million to $16.00 billion for the nine months ended September 30, 2021 compared to $15.91 billion for the nine months ended September 30, 2020 primarily due to:

•	the net strengthening of foreign currencies against the U.S. dollar;

•	net business combinations during 2021;

•	recognition of the initial value and subsequent revaluation of the vested portion of the Fisker warrants in 2021; and

•	investments in and favourable revaluations of certain public and private equity investments.

These factors were partially offset by:

•	a decrease in average non-cash working capital;

•	the impairment of assets recorded during the third quarter of 2020;

•	average depreciation expense on fixed assets in excess of our average investment in fixed assets; and

•	divestitures of assets subsequent to the third quarter of 2020.

RETURN ON EQUITY

Return on Equity was 11.6% for the nine months ended September 30, 2021 compared to 0.2% for the nine months ended September 30, 2020. This increase was due to higher net income attributable to Magna, partially offset by higher average shareholders' equity. Other expense, net, after tax negatively impacted Return on Equity by 1.2% in the first nine months of 2021 and by 4.1% in the first nine months of 2020.

Magna International Inc. Third Quarter Report 2021	25

NON-GAAP FINANCIAL MEASURES RECONCILIATION

The reconciliation of Non-GAAP financial measures is as follows:

ADJUSTED EBIT

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Net Income (Loss)	$17	$327	$1,075	$(73)
Add:
Interest Expense, net	22	26	56	64
Other Expense, net	180	316	128	484
Income Taxes	10	109	297	106
Adjusted EBIT	$229	$778	$1,556	$581

ADJUSTED EBIT AS A PERCENTAGE OF SALES

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Sales	$7,919	$9,129	$27,132	$22,079
Adjusted EBIT	$229	$778	$1,556	$581
Adjusted EBIT as a percentage of sales	2.9%	8.5%	5.7%	2.6%

ADJUSTED DILUTED EARNINGS PER SHARE

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Net income attributable to Magna International Inc.	$11	$405	$1,050	$19
Add:
Other Expense, net	180	316	128	484
Tax effect on Other Expense, net	(21)	(61)	(16)	(93)
Loss attributable to non controlling interests related to Other Expense, net	—	(75)	—	(75)
Adjusted net income attributable to Magna International Inc.	$170	$585	$1,162	$335
Diluted weighted average number of Common Shares
outstanding during the period (millions)	302.6	299.4	303.2	300.2
Adjusted diluted earnings per share	$0.56	$1.95	$3.83	$1.12

26	Magna International Inc. Third Quarter Report 2021

RETURN ON INVESTED CAPITAL AND ADJUSTED RETURN ON INVESTED CAPITAL

Return on Invested Capital is calculated as After-tax operating profits divided by Average Invested Capital for the period. Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital for the period. Average Invested Capital for the three month period is averaged on a two-fiscal quarter basis and for the nine month period is averaged on a four-fiscal quarter basis.

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Net Income (Loss)	$17	$327	$1,075	$(73)
Add:
Interest Expense, net	22	26	56	64
Income taxes on Interest Expense, net at Magna's effective income tax rate:	(3)	(6)	(10)	(16)
After-tax operating profits	36	347	1,121	(25)
Other Expense, net	180	316	128	484
Tax effect on Other Expense, net	(21)	(61)	(16)	(93)
Adjusted After-tax operating profits	$195	$602	$1,233	$366

	As at September 30,
	2021	2020
Total Assets	$28,514	$26,460
Excluding:
Cash and cash equivalents	(2,748)	(1,498)
Deferred tax assets	(405)	(319)
Less Current Liabilities	(9,372)	(9,229)
Excluding:
Long-term debt due within one year	101	98
Current portion of operating lease liabilities	269	226
Invested Capital	$16,359	$15,738

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
After-tax operating profits	$36	$347	$1,121	$(25)
Average Invested Capital	$16,311	$16,070	$15,995	$15,907
Return on Invested Capital	0.9%	8.6%	9.3%	(0.2)%

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Adjusted After-tax operating profits	$195	$602	$1,233	$366
Average Invested Capital	$16,311	$16,070	$15,995	$15,907
Adjusted Return on Invested Capital	4.8%	15.0%	10.3%	3.1%

Magna International Inc. Third Quarter Report 2021	27

RETURN ON EQUITY

Return on Equity is discussed in the "Non-GAAP Performance Measures" section and is calculated in the table below:

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Net income attributable to Magna International Inc.	$11	$405	$1,050	$19
Average Shareholders' Equity	$12,305	$10,182	$12,095	$10,509
Return on Equity	0.4%	15.9%	11.6%	0.2%

SUBSEQUENT EVENTS

VEONEER, INC.

On October 4, 2021, we announced that the board of directors of Veoneer, Inc. ["Veoneer"] determined that the previously announced proposal by Qualcomm Incorporated to acquire Veoneer was a superior proposal considering the terms of the previously announced merger agreement between Magna and Veoneer. Consequently, Magna waived the four-day matching period to make a counterproposal and Veoneer terminated its merger agreement with Magna. In connection with the termination of the merger agreement, Veoneer paid us a termination fee of $110 million which will be reflected in our results in the fourth quarter of 2021.

NORMAL COURSE ISSUER BID

Subject to approval by the Toronto Stock Exchange ["TSX"] and the New York Stock Exchange ["NYSE"], our Board of Directors approved a new normal course issuer bid to purchase up to 29.9 million of our Common Shares, representing approximately 10% of our public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund our stock-based compensation awards or programs and/or its obligations to its deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 15, 2021 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

Purchases may also be made through alternative trading systems in Canada and the U.S., or by such other means permitted by the TSX, including by private agreement or specific share repurchase program at a discount to the prevailing market price, pursuant to an issuer bid exemption order issued by a securities regulatory authority.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to Note 13, "Contingencies" of our unaudited interim consolidated financial statements for the three months ended September 30, 2021, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to "Item 5. Risk Factors" in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2020.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

28	Magna International Inc. Third Quarter Report 2021

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Impact of the global semiconductor shortage

•   Risks related to OEM actions in response to the semiconductor chip shortage such as unplanned shutdowns of production lines and/or plants; reductions in OEM vehicle production plans; and changes to OEM product mix. These risks include:

• Lower sales

• Production inefficiencies due to production lines being stopped/restarted unexpectedly based on OEMs' production priorities

• Premium freight costs to expedite shipments; and/or other unrecoverable costs

• Skilled labour attraction/retention

• Price increases from sub-suppliers that have been negatively impacted by production inefficiencies, premium freight costs and/or other costs related to the semiconductor chip shortage

Impact of energy shortages

•  Risks related to production shutdowns due to energy shortages/rationing. These risks include:

• Lower sales

• Higher energy costs

• Premium freight costs to expedite shipments; and/or other unrecoverable costs

• Price increases from sub-suppliers that have been negatively impacted by production inefficiencies, premium freight costs and/or other costs related to production shutdowns resulting from energy rationing

Impact of supply chain disruptions

Risks related to supply chain disruptions, such as magnesium and silicon shortages, include:

• Lower sales

• Higher commodity costs

• Production inefficiencies due to production lines being stopped/restarted unexpectedly

• Premium freight costs to expedite shipments; and/or other unrecoverable costs

• Price increases from sub-suppliers that have been negatively impacted by production inefficiencies, premium freight costs and/or other costs related to the commodity shortages

Inflationary price increases

•   Commodity cost volatility

•   Increase in our cost structure as a result of inability to offset inflationary price increases through continuous improvement actions, price increases, adjustments to our own operations or otherwise

•   Price increases or surcharges from sub-suppliers in connection with inflationary pressures they face

•   Skilled labour attraction/retention

Magna International Inc. Third Quarter Report 2021	29

Forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

•	economic cyclicality;
•	regional production volume declines, including as a result of the COVID-19 pandemic, the semiconductor chip shortage and energy shortages, including in China;
•	intense competition;
•	potential restrictions on free trade;
•	trade disputes/tariffs;

Customer and Supplier Related Risks

•	concentration of sales with six customers;
•	emergence of potentially disruptive Electric Vehicle OEMs, including risks related to limited revenues/operating history of new OEM entrants;
•	OEM consolidation and cooperation;
•	shifts in market shares among vehicles or vehicle segments;
•	shifts in consumer "take rates" for products we sell;
•	dependence on outsourcing;
•	quarterly sales fluctuations;
•	potential loss of any material purchase orders;
•	a deterioration in the financial condition of our supply base, including as a result of the COVID-19 pandemic;

Manufacturing Operational Risks

•	product and new facility launch risks;
•	operational underperformance;
•	restructuring costs;
•	impairment charges;
•	labour disruptions;
•	COVID-19 shutdowns;
•	supply disruptions, including with respect to semiconductor chips;
•	higher costs to mitigate supply disruptions;
•	climate change risks;
•	skilled labour attraction/retention and leadership succession;

IT Security/Cybersecurity Risks

•	IT/Cybersecurity breach;
•	Product cybersecurity breach;

Pricing Risks

•	pricing risks following time of quote;
•	price concessions;
•	commodity cost volatility;
•	declines in scrap steel/aluminum prices;

Warranty / Recall Risks

•	costs related to repair or replace defective products, including due to a recall;
•	warranty or recall costs that exceed warranty provisions or insurance coverage limits;
•	product liability claims;

Acquisition Risks

•	competition for strategic acquisition targets;
•	inherent merger and acquisition risks;
•	acquisition integration risk;

Other Business Risks

•	risks related to conducting business through joint ventures;
•	our ability to consistently develop and commercialize innovative products or processes;
•	our changing business risk profile as a result of increased investment in electrification and autonomous/assisted driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;
•	risks of conducting business in foreign markets;
•	fluctuations in relative currency values;
•	tax risks;
•	reduced financial flexibility as a result of an economic shock;
•	changes in credit ratings assigned to us;

Legal, Regulatory and Other Risks

•	antitrust risk;
•	legal claims and/or regulatory actions against us; and changes in laws and regulations, including those related to vehicle emissions or made as a result of the COVID-19 pandemic.

In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the "Industry Trends and Risks" heading of our Management's Discussion and Analysis; and
•	set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can also be found in our Annual Information Form.

30	Magna International Inc. Third Quarter Report 2021

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2021	2020	2021	2020
Sales	14	$7,919	$9,129	$27,132	$22,079
Costs and expenses
Cost of goods sold		6,885	7,681	23,275	19,454
Depreciation and amortization		385	334	1,123	1,004
Selling, general and administrative		454	380	1,303	1,139
Interest expense, net		22	26	56	64
Equity income		(34)	(44)	(125)	(99)
Other expense, net	2	180	316	128	484
Income from operations before income taxes		27	436	1,372	33
Income taxes	9	10	109	297	106
Net income (loss)		17	327	1,075	(73)
(Income) loss attributable to non-controlling interests		(6)	78	(25)	92
Net income attributable to Magna International Inc.		$11	$405	$1,050	$19
Earnings per Common Share:	3
Basic		$0.04	$1.36	$3.49	$0.06
Diluted		$0.04	$1.35	$3.46	$0.06
Cash dividends paid per Common Share		$0.43	$0.40	$1.29	$1.20
Weighted average number of Common Shares outstanding during the period [in millions]:	3
Basic		300.7	298.7	300.9	299.7
Diluted		302.6	299.4	303.2	300.2

See accompanying notes

Magna International Inc. Third Quarter Report 2021	31

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2021	2020	2021	2020
Net income (loss)		$17	$327	$1,075	$(73)
Other comprehensive (loss) income, net of tax:	11
Net unrealized (loss) gain on translation of net investment in foreign operations		(124)	189	(127)	(44)
Net unrealized (loss) gain on cash flow hedges		(22)	21	25	(103)
Reclassification of net (gain) loss on cash flow hedges to net income		(19)	11	(37)	28
Reclassification of net loss on pensions to net income		3	2	7	5
Pension and post retirement benefits		1	—	2	—
Other comprehensive (loss) income		(161)	223	(130)	(114)
Comprehensive (loss) income		(144)	550	945	(187)
Comprehensive (income) loss attributable to non-controlling interests		(7)	69	(28)	90
Comprehensive (loss) income attributable to Magna International Inc.		$(151)	$619	$917	$(97)

See accompanying notes

32	Magna International Inc. Third Quarter Report 2021

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		September 30,	December 31,
	Note	2021	2020
ASSETS
Current assets
Cash and cash equivalents	4	$2,748	$3,268
Accounts receivable		6,082	6,394
Inventories	5	4,150	3,444
Prepaid expenses and other		247	260
		13,227	13,366
Investments	6	1,455	947
Fixed assets, net		8,166	8,475
Operating lease right-of-use assets		1,731	1,906
Intangible assets, net		497	481
Goodwill		2,131	2,095
Deferred tax assets		405	372
Other assets	7	902	963
		$28,514	$28,605
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable		$5,914	$6,266
Other accrued liabilities		2,070	2,254
Accrued salaries and wages	8	893	815
Income taxes payable		125	38
Long-term debt due within one year		101	129
Current portion of operating lease liabilities		269	241
		9,372	9,743
Long-term debt		3,908	3,973
Operating lease liabilities		1,438	1,656
Long-term employee benefit liabilities		716	729
Other long-term liabilities		466	332
Deferred tax liabilities		445	452
		16,345	16,885
Shareholders' equity
Capital stock
Common Shares
[issued: 300,752,776; December 31, 2020 – 300,527,416]	10	3,425	3,271
Contributed surplus		107	128
Retained earnings		9,115	8,704
Accumulated other comprehensive loss	11	(865)	(733)
		11,782	11,370
Non-controlling interests		387	350
		12,169	11,720
		$28,514	$28,605

See accompanying notes

Magna International Inc. Third Quarter Report 2021	33

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2021	2020	2021	2020
Cash provided from (used for):
OPERATING ACTIVITIES
Net income (loss)		$17	$327	$1,075	$(73)
Items not involving current cash flows	4	515	749	1,205	1,428
		532	1,076	2,280	1,355
Changes in operating assets and liabilities	4	(132)	536	(691)	(336)
Cash provided from operating activities		400	1,612	1,589	1,019
INVESTMENT ACTIVITIES
Fixed asset additions		(334)	(213)	(823)	(585)
Increase in equity method investments	6	(454)	—	(454)	—
Increase in investments, other assets and intangible assets		(101)	(68)	(298)	(233)
Funding provided on sale of business	2	(41)	—	(41)	—
Increase in public and private equity investments		(3)	(12)	(23)	(114)
Proceeds from disposition		10	14	49	48
Settlement of long-term receivable from non-consolidated JV		—	—	50	—
Business combinations		—	—	18	(7)
Cash used for investing activities		(923)	(279)	(1,522)	(891)
FINANCING ACTIVITIES
Issues of debt		11	31	34	856
Decrease in short-term borrowings		—	(194)	(101)	(18)
Repayments of debt		(24)	(83)	(105)	(128)
Issue of Common Shares on exercise of stock options		3	15	136	17
Shares repurchased for tax withholdings on vesting of equity awards		—	—	(12)	(10)
Repurchase of Common Shares	10	(5)	(2)	(266)	(203)
Dividends paid to non-controlling interests		(2)	—	(10)	(6)
Dividends paid		(130)	(115)	(387)	(352)
Cash (used for) provided from financing activities		(147)	(348)	(711)	156
Effect of exchange rate changes on cash, cash equivalents and restricted cash equivalents		(8)	(15)	18	(58)
Net increase in cash, cash equivalents and restricted cash equivalents during the period		(678)	970	(626)	226
Cash, cash equivalents and restricted cash equivalents, beginning of period		3,426	648	3,374	1,392
Cash, cash equivalents and restricted cash equivalents, end of period	4	$2,748	$1,618	$2,748	$1,618

See accompanying notes

34	Magna International Inc. Third Quarter Report 2021

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Nine months ended September 30, 2021
		Common Shares		Contri-			Non-
			Stated	buted	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]
Balance, December 31, 2020		300.5	$3,271	$128	$8,704	$(733)	$350	$11,720
Net income					1,050		25	1,075
Other comprehensive loss						(133)	3	(130)
Shares issued on exercise of stock options		2.9	164	(28)				136
Release of stock and stock units		0.4	17	(17)
Tax withholdings on vesting of equity rewards			(2)		(10)			(12)
Repurchase and cancellation under normal course issuer bid	10	(3.1)	(32)		(235)	1		(266)
Stock-based compensation expense				24				24
Dividends paid to non-controlling interests							(10)	(10)
Business combinations							19	19
Dividends paid		0.1	7		(394)			(387)
Balance, September 30, 2021		300.8	$3,425	$107	$9,115	$(865)	$387	$12,169

		Three months ended September 30, 2021
		Common Shares		Contri-			Non-
			Stated	buted	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]
Balance, June 30, 2021		300.7	$3,416	$104	$9,241	$(703)	$382	$12,440
Net income					11		6	17
Other comprehensive income						(162)	1	(161)
Shares issued on exercise of stock options		0.1	4	(1)				3
Release of stock and stock units		0.1	3	(3)
Repurchase and cancellation under normal course issuer bid	10	(0.1)			(5)			(5)
Stock-based compensation expense				7				7
Dividends paid to non-controlling interests							(2)	(2)
Dividends paid			2		(132)			(130)
Balance, September 30, 2021		300.8	$3,425	$107	$9,115	$(865)	$387	$12,169

(i)	AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

Magna International Inc. Third Quarter Report 2021	35

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Nine months ended September 30, 2020
		Common Shares		Contri-			Non-
			Stated	buted	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]
Balance, December 31, 2019		303.2	$3,198	$127	$8,596	$(1,090)	$300	$11,131
Net loss					19		(92)	(73)
Other comprehensive loss						(116)	2	(114)
Shares issued on exercise of stock options		0.5	21	(4)				17
Release of stock and stock units		0.4	13	(13)
Tax withholdings on vesting of equity rewards		(0.2)	(2)			(8)		(10)
Repurchase and cancellation under normal course issuer bid	10	(5.1)	(54)		(157)	8		(203)
Stock-based compensation expense				20				20
Dividends paid to non-controlling interests							(6)	(6)
Dividends paid		0.2	10		(362)			(352)
Balance, September 30, 2020		299.0	$3,186	$130	$8,088	$(1,198)	$204	$10,410

		Three months ended September 30, 2020
		Common Shares		Contri-			Non-
			Stated	buted	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL (i)	Interest	Equity
		[in millions]
Balance, June 30, 2020		298.6	$3,164	$125	$7,804	$(1,413)	$273	$9,953
Net income					405		(78)	327
Other comprehensive income						214	9	223
Shares issued on exercise of stock options		0.4	19	(4)				15
Repurchase and cancellation under normal course issuer bid	10	(0.1)	(1)		(2)	1		(2)
Stock-based compensation expense				9				9
Dividends paid		0.1	4		(119)			(115)
Balance, September 30, 2020		299.0	$3,186	$130	$8,088	$(1,198)	$204	$10,410

(ii)	AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

36	Magna International Inc. Third Quarter Report 2021

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.	significant accounting policies

[a]	Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively "Magna" or the "Company"] have been prepared in U.S. dollars following accounting principles generally accepted in the United States of America ["GAAP"]. The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2020 audited consolidated financial statements and notes thereto included in the Company's 2020 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2021 and the results of operations, changes in equity and cash flows for the three and nine-month periods ended September 30, 2021 and 2020.

Certain amounts in prior periods have been reclassified to conform with current period presentation.

Magna International Inc. Third Quarter Report 2021	37

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.	other EXPENSE, net

		Three months ended		Nine months ended
		September 30,		September 30,
		2021	2020	2021	2020
Restructuring and impairments	[a]	$24	$—	$83	$168
Impairment of equity-accounted investment	[b]	—	337	—	337
Net losses (gains) on investments	[c]	81	(21)	10	(21)
Gain on business combinations	[d]	—	—	(40)	—
Loss on sale of business	[e]	75	—	75	—
		$180	$316	$128	$484

[a]	Restructuring and impairments

For the three and nine months ended September 30, 2021, the Company recorded restructuring and impairment charges of $16 million [$14 million after tax] in its Body Exteriors & Structures segment, and $4 million [$3 million after tax] in its Seating Systems segment.  The charges were primarily related to Ford Motor Company’s recently announced plan to exit India.  Restructuring charges for the three and nine months ended September 30, 2021 of $4 million [$3 million after tax] and $63 million [$49 million after tax], respectively were also recorded in its Power & Vision segment.

For the nine months ended September 30, 2020, the Company recorded restructuring and impairment charges of $115 million [$90 million after tax] for its Power & Vision segment and $37 million [$32 million after tax] for its Body Exteriors & Structures segment. Restructuring charges of $16 million [$14 million after tax] were also recorded in the Seating Systems segment.

[b]	Impairment of equity-accounted investment

For the three and nine months ended September 30, 2020, the Company recorded impairment charges of $337 million [$200 million after tax attributable to the Company] on an equity accounted investment in its Power & Vision segment.

[c]	Net losses (gains) on investments

During the third quarter of 2021, the Company recorded unrealized losses of $27 million [$24 million after tax] on the revaluation of certain public and private equity investments. For the three and nine months ended September 30, 2021, the Company also recorded unrealized losses of $54 million and $10 million [$40 million and $7 million after tax] respectively, related to the revaluation of certain public company warrants [note 6].

For the three and nine months ended September 30, 2020, the Company recorded unrealized gains of $21 million [$20 million after tax] on the revaluation of certain private equity investments [note 6].

[d]	Gain on business combinations

During the nine months ended September 30, 2021, the Company acquired a 65% equity interest and a controlling financial interest in Chongqing Hongli Zhixin Scientific Technology Development Group LLC. The acquisition included an additional 15% equity interest in two entities that were previously equity accounted for by the Company. On the change in basis of accounting, the Company recognized a $22 million gain [$22 million after tax].

The Company also recorded a gain of $18 million [$18 million after tax] in connection with the distribution of substantially all of the assets of the Company's European joint venture, Getrag Ford Transmission GmbH.

[e]	Loss on sale of business

During the third quarter of 2021, the Company sold three Body Exteriors & Structures operations in Germany. Under the terms of the arrangement, the Company provided the buyer with $41 million of funding, subject to working capital adjustments, resulting in a loss on disposal of $75 million [$75 million after tax].

38	Magna International Inc. Third Quarter Report 2021

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.	eARNINGS PER SHARE

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Basic earnings per Common Share:
Net income attributable to Magna International Inc.	$11	$405	$1,050	$19
Weighted average number of Common Shares outstanding	300.7	298.7	300.9	299.7
Basic earnings per Common Share	$0.04	$1.36	$3.49	$0.06
Diluted earnings per Common Share [a]:
Net income attributable to Magna International Inc.	$11	$405	$1,050	$19
Weighted average number of Common Shares outstanding Adjustments	300.7	298.7	300.9	299.7
Stock options and restricted stock	1.9	0.7	2.3	0.5
	302.6	299.4	303.2	300.2
Diluted earnings per Common Share	$0.04	$1.35	$3.46	$0.06

[a]	For the three and nine months ended September 30, 2021, diluted earnings per Common Share excluded 0.6 million and 0.3 million Common Shares issuable under the Company's Incentive Stock Option Plan because the effect of including them would have been anti-dilutive. The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

For the three and nine months ended September 30, 2020, diluted earnings per Common Share excluded 5.8 million and 6.2 million Common Shares issuable under the Company's Incentive Stock Option Plan because these options were not "in-the-money".

Magna International Inc. Third Quarter Report 2021	39

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.	DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]	Cash, cash equivalents and restricted cash equivalents:

	September 30,	December 31,
	2021	2020
Bank term deposits and bankers' acceptances	$1,965	$1,987
Cash	783	1,281
Cash and cash equivalents	2,748	3,268
Restricted cash equivalents included in prepaid expenses	—	106
	$2,748	$3,374

[b]	Items not involving current cash flows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Depreciation and amortization	$385	$334	$1,123	$1,004
Amortization of other assets included in cost of goods sold	67	50	202	140
Deferred revenue amortization	(29)	(18)	(149)	(56)
Other non-cash charges	(3)	16	18	52
Future tax expenses	(68)	70	(42)	(32)
Equity loss (income) in excess of dividends received	7	(19)	9	(15)
Non-cash portion of Other expense, net [note 2]	156	316	44	335
	$515	$749	$1,205	$1,428

[c]	Changes in operating assets and liabilities:

	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020
Accounts receivable	$327	$(1,259)	$384	$(724)
Inventories	(247)	56	(808)	(158)
Prepaid expenses and other	7	20	—	7
Accounts payable	(224)	1,497	(424)	201
Accrued salaries and wages	11	147	98	99
Other accrued liabilities	(17)	123	7	358
Income taxes payable	11	(48)	52	(119)
	$(132)	$536	$(691)	$(336)

5.	INVENTORIES

Inventories consist of:

	September 30,	December 31,
	2021	2020
Raw materials and supplies	$1,644	$1,226
Work-in-process	421	340
Finished goods	601	470
Tooling and engineering	1,484	1,408
	$4,150	$3,444

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

40	Magna International Inc. Third Quarter Report 2021

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.	Investments

		September 30,	December 31,
		2021	2020
Equity method investments	[a]	$972	$677
Public and private equity investments		292	267
Warrants	[b]	190	—
Other		1	3
		$1,455	$947

[a]	On July 28, 2021, the Company formed a new joint venture with LG Electronics (“LG”) within its Power & Vision segment. Under the terms of the agreement, the Company acquired a 49% non-controlling ownership interest in LG Magna e-Powertrain Co., Ltd. (“LME”) for cash consideration of $454 million. LME is a variable interest entity ["VIE"] and depends on the Company and LG for funding. The Company cannot make key operating decisions considered to be most significant to the VIE and is therefore not considered to be the primary beneficiary. The Company's known maximum exposure to loss approximated the carrying value of its investment balance which was $433 million as at September 30, 2021.

[b]	In October 2020, the Company signed agreements that provide a framework with Fisker Inc. ["Fisker"] for the platform sharing, engineering and manufacturing of the Fisker Ocean SUV. In connection with the arrangement, Fisker issued approximately 19.5 million penny warrants to the Company to purchase common stock, which vest based on specified milestones. During the nine months ended September 30, 2021, two third of the warrants vested with a value of $206 million. The initial value attributable to the warrants is deferred within other accrued liabilities and other long-term liabilities on the consolidated balance sheet and will be recognized in the consolidated statement of income as performance obligations are satisfied. The Company recorded an unrealized loss of $10 million for the nine months ended September 30, 2021 related to the revaluation of the vested warrants [note 2].

Cumulative unrealized gains on equity securities still held at September 30, 2021 were $55 million.

7.	Other assets

Other assets consist of:

	September 30,	December 31,
	2021	2020
Preproduction costs related to long-term supply agreements	$672	$694
Long-term receivables	167	209
Pension overfunded status	4	4
Unrealized gain on cash flow hedges	10	16
Other, net	49	40
	$902	$963

Magna International Inc. Third Quarter Report 2021	41

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

8.	Warranty

The following is a continuity of the Company's warranty accruals, included in Other accrued liabilities:

	2021	2020
Balance, beginning of period	$284	$252
Expense, net	27	22
Settlements	(28)	(73)
Business Combinations	2	—
Foreign exchange and other	(6)	(2)
Balance, March 31	279	199
Expense, net	26	37
Settlements	(12)	(32)
Foreign exchange and other	2	1
Balance, June 30	295	205
Expense, net	16	50
Settlements	(26)	(35)
Foreign exchange and other	(4)	5
Balance, September 30	$281	$225

9.	INCOME TAXES

For the three months ended September 30, 2021, the Company's effective income tax rate increased from the customary tax rate primarily due to an increase in losses in Europe that could not be recognized, partially offset by a change in the mix of earnings.

For the nine months ended September 30, 2020, the Company's effective income tax rate did not reflect the statutory tax rate mainly as a result of the non-deductible impairment charge related to losses in Europe from Getrag (Jiangxi) Transmission Co., Ltd that could not be recognized, and the tax on foreign exchange gains reported on U.S. dollar denominated assets for Mexican tax purposes that are not recognized for U.S. GAAP purposes. These factors were partially offset by a reduction in reserves for uncertain tax positions, favourable foreign income tax rates and research and development credits.

10.	CAPITAL STOCK

[a]	The Company repurchased shares under normal course issuer bids as follows:

	2021		2020
	Number	Cash	Number	Cash
	of shares	consideration	of shares	consideration
First Quarter	1,831,827	$162	5,032,621	$201
Second Quarter	1,009,037	99	—	—
Third Quarter	62,659	5	45,261	2
	2,903,523	$266	5,077,882	$203

[b]	The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at November 4, 2021 were exercised or converted:

Common Shares	300,752,976
Stock options (i)	5,654,284
306,407,260

(i)	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

42	Magna International Inc. Third Quarter Report 2021

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.	ACCUMULATED other comprehensive loss

The following is a continuity schedule of accumulated other comprehensive loss:

	2021	2020
Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of period	$(551)	$(907)
Net unrealized loss	(105)	(314)
Repurchase of shares under normal course issuer bid	1	7
Balance, March 31	(655)	(1,214)
Net unrealized gain	100	88
Balance, June 30	(555)	(1,126)
Net unrealized (loss) gain	(125)	180
Repurchase of shares under normal course issuer bid	—	1
Balance, September 30	(680)	(945)

Accumulated net unrealized gain (loss) on cash flow hedges (i)
Balance, beginning of period	42	38
Net unrealized gain (loss)	13	(184)
Reclassification of net gain to net income	(8)	(8)
Balance, March 31	47	(154)
Net unrealized gain	34	60
Reclassification of net (gain) loss to net income	(10)	25
Balance, June 30	71	(69)
Net unrealized (loss) gain	(22)	21
Reclassification of net (gain) loss to net income	(19)	11
Balance, September 30	30	(37)

Accumulated net unrealized loss on pension liability
Balance, beginning of period	(224)	(221)
Reclassification of net loss to net income	3	2
Balance, March 31	(221)	(219)
Revaluation	1	—
Reclassification of net loss to net income	1	1
Balance, June 30	(219)	(218)
Revaluation	1	—
Reclassification of net loss to net income	3	2
Balance, September 30	(215)	(216)

Total accumulated other comprehensive loss	$(865)	$(1,198)

(i)	The amount of income tax (expense) benefit that has been netted in the accumulated net unrealized gain (loss) on cash flow hedges is as follows:

	2021	2020
Balance, beginning of period	$(15)	$(14)
Net unrealized (gain) loss	(4)	66
Reclassifications of net gain to net income	3	3
Balance, March 31	(16)	55
Net unrealized gain	(12)	(21)
Reclassifications of net gain (loss) to net income	4	(9)
Balance, June 30	(24)	25
Net unrealized loss (gain)	8	(8)
Reclassifications of net gain (loss) to net income	6	(4)
Balance, September 30	$(10)	$13

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $35 million.

Magna International Inc. Third Quarter Report 2021	43

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.	Financial instruments

[a]	Financial assets and liabilities

The Company's financial assets and financial liabilities consist of the following:

	September 30,	December 31,
	2021	2020
Financial assets
Cash, cash equivalents and restricted cash equivalents	$2,748	$3,374
Accounts receivable	6,082	6,394
Warrants and public and private equity investments	482	267
Long-term receivables included in other assets	167	209
	$9,479	$10,244
Financial liabilities
Long-term debt (including portion due within one year)	$4,009	$4,102
Accounts payable	5,914	6,266
	$9,923	$10,368
Derivatives designated as effective hedges, measured at fair value Foreign currency contracts
Prepaid expenses	$41	$52
Other assets	11	16
Other accrued liabilities	(9)	(11)
Other long-term liabilities	(7)	(5)
	$36	$52

[b]	Derivatives designated as effective hedges, measured at fair value

The Company presents derivatives that are designated as effective hedges at gross fair values in the consolidated balance sheets. However, master netting and other similar arrangements allow net settlements under certain conditions. The following table shows the Company's derivative foreign currency contracts at gross fair value as reflected in the consolidated balance sheets and the unrecognized impacts of master netting arrangements:

	Gross	Gross
	amounts	amounts
	presented	not offset
	in consolidated	in consolidated
	balance sheets	balance sheets	Net amounts
September 30, 2021
Assets	$52	$11	$41
Liabilities	$(16)	$(11)	$(5)

December 31, 2020
Assets	$68	$13	$55
Liabilities	$(16)	$(13)	$(3)

44	Magna International Inc. Third Quarter Report 2021

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.	Financial instruments (CONTINUED)

[c]	Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Publicly traded and private equity securities

The fair value of the Company’s investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded. [Level 1 input based on the GAAP fair value hierarchy.]

The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. [Level 3 input based on the GAAP fair value hierarchy.]

Warrants

The Company estimates the value of its warrants based on the quoted prices in the active market for Fisker's common shares. [Level 2 inputs based on the GAAP fair value hierarchy.]

Term debt

The Company's term debt includes $101 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

The fair value of the Company’s Senior Notes are classified as Level 1 when quoted prices in active markets are used and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value. At September 30, 2021, the net book value of the Company's Senior Notes was $3.9 billion and the estimated fair value was $4.1 billion.

[d]	Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, and foreign exchange forward contracts with positive fair values.

Cash and cash equivalents which consists of short-term investments, are only invested in bank term deposits and bank commercial paper with primarily an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

Magna International Inc. Third Quarter Report 2021	45

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.	Financial instruments (CONTINUED)

[d]	Credit risk (continued)

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three and nine month periods ended September 30, 2021, sales to the Company's six largest customers represented 64% and 78%, respectively of the Company's sales, and substantially all of the Company's sales are to customers with which it has ongoing contractual relationships. In determining the allowance for expected credit losses, the Company considers changes in customer's credit ratings, liquidity, customer’s historical payments and loss experience, current economic conditions, and the Company's expectations of future economic conditions.

[e]	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand, than by movements in interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt and Senior Notes as the interest rates on these instruments are fixed.

[f]	Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products, and/or the purchase of materials and equipment in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

At September 30, 2021, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars		For U.S. dollars		For Euros
		Weighted		Weighted		Weighted	Czech	Weighted
	U.S. dollar	average	Peso	average	U.S. dollar	average	Koruna	average
	amount	rate	amount	rate	amount	rate	Amount	rate
Buy	125	0.79145	10,969	0.04600	195	0.82718	7,211	0.03789
(Sell)	(1,387)	1.28866	—	—	(184)	1.20973	(183)	25.70693

Forward contracts mature at various dates through 2025. Foreign currency exposures are reviewed quarterly.

[g]	Equity price risk

Public equity securities and warrants

The Company's public equity securities and warrants are subject to market price risk due to the risk of loss in value that would result from a decline in the market price of the common shares or underlying common shares.

46	Magna International Inc. Third Quarter Report 2021

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.	CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[a]	In September 2014, the Conselho Administrativo de Defesa Economica ["CADE"], Brazil's Federal competition authority, attended at one of the Company's operating divisions in Brazil to obtain information in connection with an ongoing antitrust investigation relating to suppliers of automotive door latches and related products ["access mechanisms"].

In May 2019, CADE informed the Company that it completed its preliminary investigation and, based on a review of the evidence, had commenced a formal administrative proceeding into alleged anticompetitive behaviour relating to access mechanisms involving the Company.

Administrative proceedings of this nature can often continue for several years. At this time, management is unable to predict the duration or outcome of the Brazilian administrative proceeding, including whether any operating divisions of the Company will be found liable for any violation of law or the extent or magnitude of any liability, if any. In the event that wrongful conduct is found, CADE may impose administrative penalties or fines taking into account several mitigating and aggravating factors. Administrative fines are tied to the sales in Brazil of the applicable Magna companies in the fiscal year prior to the commencement of the formal administrative proceeding.

The Company's policy is to comply with all applicable laws, including antitrust and competition laws. Based on a previously completed global review of legacy antitrust risks which led to a September 2020 settlement with the European Commission where Magna received full immunity regarding two separate bilateral cartels involving the supply of closure systems, Magna does not currently anticipate any material liabilities. However, we could be subject to restitution settlements, civil proceedings, reputational damage and other consequences, including as a result of the matters specifically referred to above.

[b]	The Company is at risk for product warranty costs, which include product liability and recall costs, and is currently experiencing increased customer pressure to assume greater warranty responsibility. For most types of products, the Company only accounts for existing or probable product warranty claims. However, for certain complete vehicle assembly, powertrain systems and electronics contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements and/or the Company's warranty experience. Product liability and recall provisions are established based on the Company's best estimate of the amounts necessary to settle existing claims, which typically take into account: the number of units that may be returned; the cost of the product being replaced; labour to remove and replace the defective part; and the customer's administrative costs relating to the recall. Where applicable, such provisions are booked net of recoveries from sub-suppliers and along with related insurance recoveries. Due to the uncertain nature of the net costs, actual product liability costs could be materially different from the Company's best estimates of future costs [note 8].

Magna International Inc. Third Quarter Report 2021	47

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.	Segmented Information

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, and market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking net income (loss) from operations and adding back income taxes, interest expense, net, and other expense, net.

48	Magna International Inc. Third Quarter Report 2021

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.	Segmented Information (CONTINUED)

[a]	The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated net income (loss):

	Three months ended September 30, 2021
	Total sales	External sales	Adjusted EBIT [ii]	Depreciation and amortization	Equity loss (income)	Fixed asset additions
Body Exteriors & Structures	$3,185	$3,111	$98	$189	$3	$168
Power & Vision	2,501	2,449	67	141	(31)	136
Seating Systems	1,123	1,113	22	23	(3)	17
Complete Vehicles	1,255	1,243	30	26	(1)	8
Corporate & Other [i]	(145)	3	12	6	(2)	5
Total Reportable Segments	$7,919	$7,919	$229	$385	$(34)	$334

	Three months ended September 30, 2020
	Total sales	External sales	Adjusted EBIT [ii]	Depreciation and amortization	Equity income	Fixed asset additions
Body Exteriors & Structures	$3,858	$3,790	$390	$181	$(1)	$99
Power & Vision	2,722	2,676	227	110	(37)	90
Seating Systems	1,280	1,273	66	17	(3)	11
Complete Vehicles	1,402	1,388	70	21	—	9
Corporate & Other [i]	(133)	2	25	5	(3)	4
Total Reportable Segments	$9,129	$9,129	$778	$334	$(44)	$213

	Nine months ended September 30, 2021
	Total sales	External sales	Adjusted EBIT [ii]	Depreciation and amortization	Equity loss (income)	Fixed asset additions
Body Exteriors & Structures	$10,857	$10,638	$652	$554	$8	$400
Power & Vision	8,538	8,372	567	409	(116)	341
Seating Systems	3,592	3,557	103	69	(7)	39
Complete Vehicles	4,595	4,557	189	76	(3)	34
Corporate & Other [i]	(450)	8	45	15	(7)	9
Total Reportable Segments	$27,132	$27,132	$1,556	$1,123	$(125)	$823

	Nine months ended September 30, 2020
	Total sales	External sales	Adjusted EBIT [ii]	Depreciation and amortization	Equity loss (income)	Fixed asset additions
Body Exteriors & Structures	$9,157	$8,978	$274	$537	$1	$287
Power & Vision	6,543	6,427	136	340	(99)	241
Seating Systems	3,065	3,050	22	53	(1)	32
Complete Vehicles	3,656	3,620	164	61	—	19
Corporate & Other [i]	(342)	4	(15)	13	—	6
Total Reportable Segments	$22,079	$22,079	$581	$1,004	$(99)	$585

[i]	Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

Magna International Inc. Third Quarter Report 2021	49

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.	Segmented Information (CONTINUED)

[ii]	The following table reconciles Net income (loss) to Adjusted EBIT:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Net income (loss)	$17	$327	$1,075	$(73)
Add:
Interest expense, net	22	26	56	64
Other expense, net	180	316	128	484
Income taxes	10	109	297	106
Adjusted EBIT	$229	$778	$1,556	$581

[b]	The following table shows Goodwill for the Company's reporting segments:

	September 30, 2021	December 31, 2020
Body Exteriors & Structures	$472	$483
Power & Vision	1,276	1,315
Seating Systems	269	176
Complete Vehicles	114	121
Total Reportable Segments	$2,131	$2,095

[c]	The following table shows Net Assets for the Company's reporting segments:

	September 30, 2021	December 31, 2020
Body Exteriors & Structures	$7,432	$7,536
Power & Vision	6,004	5,529
Seating Systems	1,326	1,118
Complete Vehicles	822	671
Corporate & Other	885	710
Total Reportable Segments	$16,469	$15,564

The following table reconciles Total Assets to Net Assets:

	September 30, 2021	December 31, 2020
Total Assets	$28,514	$28,605
Deduct assets not included in segment net assets:
Cash and cash equivalents	(2,748)	(3,268)
Deferred tax assets	(405)	(372)
Long-term receivables from joint venture partners	(15)	(66)
Deduct liabilities included in segment net assets:
Accounts payable	(5,914)	(6,266)
Accrued salaries and wages	(893)	(815)
Other accrued liabilities	(2,070)	(2,254)
Segment Net Assets	$16,469	$15,564

50	Magna International Inc. Third Quarter Report 2021

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.	SUBSEQUENT EVENT

Veoneer, Inc.

On October 4, 2021, the Company announced that the board of directors of Veoneer, Inc. (“Veoneer”) determined that the previously announced proposal by Qualcomm Incorporated to acquire Veoneer was a superior proposal considering the terms of the previously announced merger agreement between Magna and Veoneer. Consequently, Magna waived the four-day matching period to make a counterproposal and Veoneer terminated its merger agreement with Magna. In connection with the termination of the merger agreement, Veoneer paid the Company a termination fee of $110 million which will be reflected in the Company’s results in the fourth quarter of 2021.

Normal Course Issuer Bid

Subject to approval by the Toronto Stock Exchange ["TSX"] and the New York Stock Exchange ["NYSE"], the Company's Board of Directors approved a new normal course issuer bid to purchase up to 29.9 million of the Company's Common Shares, representing approximately 10% of the Company's public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund our stock-based compensation awards or programs and/or its obligations to its deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 15, 2021 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

Purchases may also be made through alternative trading systems in Canada and the U.S., or by such other means permitted by the TSX, including by private agreement or specific share repurchase program at a discount to the prevailing market price, pursuant to an issuer bid exemption order issued by a securities regulatory authority.

Magna International Inc. Third Quarter Report 2021	51

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone: (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada – Common Shares

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1 (800) 564-6253

United States – Common Shares

Computershare Trust Company N.A.

462 S. 4th Street

Louisville, Kentucky, USA 40202

Telephone: 1 (800) 962-4284

From all other countries

Telephone: 1 (514) 982-7555

www.computershare.com

EXCHANGE LISTINGS

Common Shares

Toronto Stock Exchange	MG
The New York Stock Exchange	MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7070.

Annual Report

Copies of the Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.